Exhibit 12.1
Schedule of Ratio of Earnings (Loss) to Fixed Charges (Unaudited)

					Nine Months Ended
	Year Ended December 31,				September 30,
	2003		2004		2004		2005
NET LOSS	$(305,335)		$(842,281)		$(310,562)		$(883,203)

INTEREST EXPENSE	$1,459,141		$2,026,424		$1,171,923		$2,005,235

PREFERRED DIVIDENDS	$63,595		$173,592		$133,224		$139,147

RENT EXPENSE (1)	8,855		9,838		6,642		7,379

TOTAL FIXED CHARGES	$1,531,591		$2,209,854		$1,311,789		$2,151,761

DEFICIENCY	$1,836,926		$3,052,135		$1,622,351		$3,034,964

Ratio of Earnings (Loss) to fixed charges (1)	(19.94x	)	(38.11x	)	(23.67x	)	(41.04x	)

(1)	For purposes of computing our ratio of earnings (loss) to fixed charges, we calculated earnings (loss) by adding fixed charges to the net loss. Fixed charges consist of gross interest expenses, preferred dividend payments and one-third rent expense, which is the amount we believe, is representative of our interest factor component of our rent expense.